Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 70-A-I dated March 2, 2009

Term sheet to
Product Supplement No. 70-A-I
Registration Statement No. 333-155535
Dated September 1, 2009; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket of Two Commodities due September 17, 2010

General

- The notes are designed for investors who seek a return of at least 1.16* times the appreciation of an equally weighted basket consisting of copper and platinum, up to a maximum total return on the notes that will not be less than 23.20%* at maturity. Investors should be willing to forgo interest payments and, if the Basket declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 17, 2010[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about September 4, 2009 and are expected to settle on or about September 10, 2009.

Key Terms

Basket:	The notes are linked to an equally weighted Basket consisting of Grade A Copper ("Copper") as traded on the London Metal Exchange (the "LME") and Platinum ("Platinum") as traded on the London Platinum and Palladium Market (the "LPPM") (each a "Basket Commodity," and together, the "Basket Commodities").
Upside Leverage Factor:	At least 1.16. The actual Upside Leverage Factor on the notes will be set on the pricing date and will not be less than 1.16.
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by at least 1.16*, subject to a Maximum Total Return on the notes that will not be less than 23.20%*. For example, assuming a Maximum Total Return on the notes of 23.20%*, if the Basket Return is more than 20.00%, you will receive the Maximum Total Return on the notes of 23.20%*, which entitles you to a maximum payment at maturity of $1,232* for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $1,000 + [$1,000 × (Basket Return × 1.16)] *The actual Maximum Total Return and Upside Leverage Factor on the notes will be set on the pricing date and will not be less than 21.00% and 1.16, respectively. Your principal is protected at maturity against up to a 10% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to and including 10%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Commodity Return + 10%) × 1.1111] *You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.*
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be September 4, 2009.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows: 100 × [1 + (Copper Return × 0.5) + (Platinum Return × 0.5)]
Copper Return:	Reflects the performance of Copper, expressed as a percentage, from the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol "LOCADY" (the "Copper Price") on the pricing date to the Copper Price on the Observation Date.
Platinum Return:	Reflects the performance of Platinum, expressed as a percentage, from the official afternoon Platinum fixing per troy ounce gross of Platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol "PLTMLNPM" (the "Platinum Price") on the pricing date to the Platinum Price on the Observation Date.
Observation Date:	September 14, 2010[†]
Maturity Date:	September 17, 2010[†]
CUSIP:	48123L7A6

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 70-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 70-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 70-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 70-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

September 1, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 70-A-I dated March 2, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 70-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 70-A-I dated March 2, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000931/e34707_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance commodity returns by multiplying a positive Basket Return by the Upside Leverage Factor up to the Maximum Total Return on the notes. The actual Upside Leverage Factor and Maximum Total Return on the notes will be set on the pricing date and will not be less than 1.16 and 23.20%, respectively. Accordingly, the actual maximum payment at maturity will not be less than $1,232 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline in the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF COPPER AND PLATINUM**— The return on the notes is linked to the performance of an equally weighted Basket, which consists of Copper and Platinum. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 70-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 70-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as "contingent payment debt instruments," as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 70-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Commodities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 70-A-I dated March 2, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer as compared to the Starting Basket Level. Accordingly, you could lose some or all of your principal if the Ending Basket Level declines beyond the 10% buffer.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 23.20% of the principal amount.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO OWNERSHIP OF THE BASKET COMMODITIES OR OTHER COMMODITY RELATED CONTRACTS** — As a holder of the notes, you will not receive the return you would receive if you had actually purchased the Basket Commodities or exchange-traded or over-the-counter instruments based on the Basket Commodities. You will not have any rights that holders of such assets or instruments would have.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO COPPER —** The Copper Price is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO PLATINUM —** The Platinum Price is primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

- **THE PRICE OF COPPER IS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME —** Your notes are linked to the performance of Copper, which is traded on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals' market which operates in a manner more closely analogous to the over-the counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any Review Date, the official U.S. dollar cash buyer settlement price per metric ton of Grade A Copper and, consequently, the Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price per metric ton of Grade A Copper.

- **THE PRICE OF PLATINUM IS DETERMINED BY THE LPPM, AND THERE ARE CERTAIN RISKS RELATING TO THE PRICE OF PLATINUM BEING DETERMINED BY THE LPPM —** Your notes are linked to the performance of Platinum, which is traded on the LPPM. Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. The closing price of Platinum will be determined by reference to fixing prices reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of Platinum may be adversely affected. The LPPM is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

- **CHANGES IN THE VALUE OF THE BASKET COMMODITIES MAY OFFSET EACH OTHER —** Price movements in the Basket Commodities may not correlate with each other. At a time when the value of one of the Basket Commodity increases, the value of the other Basket Commodity may not increase as much or may even decline in value. Therefore, in calculating the Ending Basket Level, increases in the value of one of the Basket Commodities may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Commodity. There can be no assurance that the Ending Basket Level will be greater than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is lower than the Starting Basket Level.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the Copper Price and the Platinum Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the Copper Price and Platinum Price;
  - supply and demand trends for each Basket Commodity at any time;
  - the time to maturity of the notes;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the Commodity or commodities markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Basket Starting Level of 100 and the Downside Leverage Factor of 1.1111 and assume an Upside Leverage Factor of 1.16 and a Maximum Total Return on the notes of 23.20%. **The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.16. The actual Maximum Total Return will be set on the pricing date and will not be less than 23.20%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
150.00	50.0%	23.20%
145.00	45.0%	23.20%
140.00	40.0%	23.20%
135.00	35.0%	23.20%
130.00	30.0%	23.20%
125.00	25.0%	23.20%
120.00	20.0%	23.20%
115.00	15.0%	17.40%
110.00	10.0%	11.60%
105.00	5.0%	5.80%
100.00	0.0%	0.00%
95.00	-5.0%	0.00%
90.00	-10.0%	0.00%
85.00	-15.0%	-5.56%
80.00	-20.0%	-11.11%
75.00	-25.0%	-16.67%
70.00	-30.0%	-22.22%
65.00	-35.0%	-27.78%
60.00	-40.0%	-33.33%
55.00	-45.0%	-38.89%
50.00	-50.0%	-44.44%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 1.16 does not exceed the hypothetical Maximum Total Return of 23.20%, the investor receives a payment at maturity of $1,058 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.16)] = \$1,058$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.
Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.
Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by 1.16 exceeds the hypothetical Maximum Total Return of 23.20%, the investor receives a payment at maturity of $1,232 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Basket Return is negative and the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Historical Information

The following graphs set forth the weekly historical performance of the Copper and Platinum as well as the Basket as a whole from January 2, 2004 through August 28, 2009. The graph of the historical Basket performance assumes the Basket level on January 2, 2004 was 100 and that each Basket Commodity had a 1/2 weight in the Basket on that date. The Copper Price on August 28, 2009 was 1234. The Platinum Price on August 28, 2009 was 6490.50. Due to the Summer Bank Holiday in the United Kingdom on August 31, 2009, the Copper Price and the Platinum Price on August 31, 2009 were not available. We obtained the various settlement prices and fixings per troy ounce for the Basket Commodities from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets

The historical Copper Prices and Platinum Prices and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of any Basket Commodity on the Observation Date. We cannot give you assurance that the performance of the price of the Commodity will result in the return of any of your initial investment







Historical Peformance of the Basket

Source: Bloomberg & JPMorgan

Supplemental Plan of Distribution

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-39 of the accompanying product supplement no. 70-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $20.00 per $1,000 principal amount note.